Exhibit 99.3

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

June 28, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs: Subject: Linux Gold Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General
2. Class of Securities Entitled to Receive Notice : Common
3. Class of Securities Entitled to Vote : Common
4. CUSIP Number : 53612Q101
5. Record Date for Notice : July 12, 2004
6. Record Date for Voting : July 12, 2004
7. Beneficial Ownership Determination Date : July 12, 2004
8. Meeting Date : August 16, 2004
9. Meeting Location : Richmond
10. Business : Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401